October 7, 2005


Mr. Steven Jacobs
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 4561
United States Securities and Exchange Commission
Washington, DC 20549

RE:  National Property Analysts Master Limited Partnership
     Form 10-K for the year ended December 31, 2004
     File No. 000-24816

Dear Mr. Jacobs:

On behalf of National Property Analysts Master Limited Partnership ("NPAMLP"), I am writing to you in response to the comments of the staff in its letter dated September 19, 2005 regarding NPAMLP's Annual Report on Form 10-K for its fiscal year ended December 31, 2004 and our August 23, 2005 response to the comments of the staff in its letter dated August 9, 2005.

The following discussion is keyed to the comments in the staff's September 19 letter. For ease of review, we have included the staff comments in numerical order, and we have included our responses in bold following each staff comment.

Item 1. We read your response to comment 1 and are still unclear why NPAEP and PVPG forgave amounts due under your wraparound mortgages. Please further explain to us why NPAEP and PVPG forgave these amounts and how the "future interest agreement" was considered in making this decision. In your response, please also provide us with a summary of the historical transactions which lead to your wrap mortgage with NPAEP and PVPG. In this regard, please include, but do not limit your response to, the following:

     a. Explain to us how NPAEP and PVPG acquired MLPG's interest in certain wraparound mortgages, including the form of consideration given, and whether these were acquired at a discount, premium or at face value of the wraparound mortgage help by MLPG.

     b. Provide us with the ownership structure of NPAEP and PVPG (including ownership percentage) and who provided the capital to enable NPAEP and PVPG to purchase its interest in the wraparound mortgages.


THIS QUESTION HAS TWO PARTS, WHICH WE RESPOND TO SEPARATELY AS FOLLOWS;

(a) Please further explain to us why NPAEP and PVPG forgave these amounts and how the "future interest agreement" was considered in making this decision.

THE DECISION TO FORGIVE A PORTION OF THE WRAPAROUND MORTGAGES WAS BASED ON SEVERAL FACTORS INCLUDING, BUT NOT LIMITED TO: STRENGTHENING NPAMLP'S BALANCE SHEET, THEREBY FURTHER INSURING NPAEP'S REALIZATION OF THE BALANCE OF ITS MORTGAGE; THE COLLATERAL SECURING THE BALANCE OF THE WRAPAROUND MORTGAGES AFTER FORGIVENESS; THE STATUS OF THE LEASES ON THE REMAINING COLLATERAL I.E. LONG TERM FIXED RENT LEASES; AND MAINTAINING GOOD INVESTOR RELATIONS. NOTWITHSTANDING THE RELATEDNESS OF THE PARTIES, ESSENTIALLY THIS WAS A BUSINESS DECISION WHICH REFLECTS THE NORMAL "GIVE AND TAKE" BETWEEN DEBTOR AND CREDITOR. AS AN INFORMED AND RATIONAL CREDITOR, NPAEP WANTED TO ASSURE NPAMLP'S CONTINUED FINANCIAL WELL-BEING. IT WAS CLEARLY IMPORTANT TO NPAEP, AS A CREDITOR, THAT ITS DEBTOR (NPAMLP) REMAIN IN A STRONG FINANCIAL POSITION. FURTHER, IT RECOGNIZED THAT, BECAUSE OF UNCERTAINTIES IN THE REAL ESTATE MARKET, THERE WAS A PRACTICAL LIMITATION ON WHAT IT (THE CREDITOR) COULD REALISTICALLY EXPECT TO COLLECT.

MR. LIPKIN'S FAMILIARITY WITH THE OPERATIONS OF NPAMLP DUE TO HIS POSITION AS PRESIDENT OF EBL&S, INC., THE MANAGING GENERAL PARTNER, AS WELL AS HIS EXTENSIVE EXPERIENCE IN REAL ESTATE FINANCING, PROVIDE HIM WITH THE KNOWLEDGE AND BACKGROUND TO BEST EVALUATE THE ABOVE FACTORS.

THE FUTURE INTEREST AGREEMENT IS CONSIDERED ONLY TO THE EXTENT THAT MANAGEMENT WANTS TO INSURE COMPLIANCE WITH ITS TERMS. AGAIN, PLEASE NOTE THAT THE DECISION WAS BASED PRIMARILY ON THE DESIRE TO STRENGTHEN NPAMLP'S BALANCE SHEET FOR THE REASONS NOTED ABOVE.

(b) Please also provide us with a summary of the historical transactions which lead to your wrap mortgage with NPAEP and PVPG. In this regard, please include, but do not limit your response to, the following:

     - Explain to us how NPAEP and PVPG acquired MLPG's interest in certain wraparound mortgages, including the form of consideration given, and whether these were acquired at a discount, premium or at face value of the wraparound mortgage help by MLPG.

     - Provide us with the ownership structure of NPAEP and PVPG (including ownership percentage) and who provided the capital to enable NPAEP and PVPG to purchase its interest in the wraparound mortgages.

AS NOTED IN THE BACKGROUND MATERIAL PROVIDED IN OUR AUGUST 23, 2005 RESPONSE, NPAMLP WAS FORMED AS PART OF A COURT-ORDERED 1990 CONSOLIDATION OF THE OPERATION OF THE PROPERTIES OWNED BY CERTAIN LIMITED PARTNERSHIPS PREVIOUSLY SPONSORED BY NATIONAL PROPERTY ANALYSTS, INC. ("NPA").

THE HISTORY OF NPAMLP'S OWNERSHIP OF THE PROPERTIES (ACQUIRED BY THE PREDECESSOR LIMITED PARTNERSHIPS IN THE LATE 1970'S AND 1980'S) AND THEIR ENCUMBRANCE WITH THE WRAP MORTGAGES, AND THE EVENTUAL ACQUISITION OF THE WRAP MORTGAGES BY NPAEP AND PVPG, MAY BE SUMMARIZED AS FOLLOWS:

     1) TYPICALLY, AN AFFILIATE OF NPA ACQUIRED A PROPERTY FROM AN UNAFFILIATED SELLER. THE NPA AFFILIATE THEN SOLD THE PROPERTY TO AN UNAFFILIATED LIMITED PARTNERSHIP WHOSE MEMBERS WERE PENSION AND PROFIT SHARING TRUSTS (THE "PENSION GROUPS").

     2) IN BOTH THE ORIGINAL ACQUISITION AND THE PURCHASE BY THE PENSION GROUPS, THE PURCHASERS ACQUIRED THE PROPERTY SUBJECT TO EXISTING MORTGAGES IN FAVOR OF THE SELLERS OR UNAFFILIATED THIRD PARTIES. CONSEQUENTLY, WHEN THE PENSION GROUPS ACQUIRED EACH PROPERTY, IT WAS SUBJECT TO A FIRST PRIORITY LIEN FOR FUNDS LOANED BY A BANK OR SIMILAR FINANCIAL INSTITUTION("THE FIRST MORTGAGE") AND A SECOND PRIORITY LIEN, JUNIOR TO THE LIEN OF THE FIRST MORTGAGE, WHICH SECURED PURCHASE MONEY INDEBTEDNESS, IN FAVOR OF AN NPA AFFILIATE (THE "SECOND MORTGAGE").

     3) NPAMLP (OR ITS PREDECESSOR LIMITED PARTNERSHIPS) THEN ACQUIRED THE PROPERTY FROM THE PENSION GROUPS.

     4) NPAMLP (OR ITS PREDECESSOR LIMITED PARTNERSHIPS) TYPICALLY PAID THE PURCHASE PRICE FOR THE PROPERTY PARTLY IN CASH AND, IN PART, BY DELIVERING TO THE PENSION GROUPS AN INTEREST-BEARING NON-RECOURSE NOTE (THE "WRAP NOTE") AND WRAPAROUND MORTGAGE (THE "WRAP MORTGAGE"). THE WRAP MORTGAGE EFFECTED A LIEN ON THE PROPERTY SUBORDINATE TO THE LIENS OF THE FIRST MORTGAGE AND SECOND MORTGAGE.

     5) IN 1990, IN CONJUNCTION WITH THE COURT-ORDERED CONSOLIDATION OF THE LIMITED PARTNERSHIPS INTO NPAMLP AND THE RESULTANT RESTRUCTURING OF THE WRAP MORTGAGES, THE WRAP MORTGAGES WERE ASSIGNED BY THE PENSION GROUPS TO MLPG, AN ENTITY UNAFFILIATED WITH NPAMLP OR ED LIPKIN.

     6) IN 1995, NPAEP AND PVPG ACQUIRED AN OPTION TO PURCHASE THE WRAP MORTGAGES FROM MLPG, SUBJECT TO THE ABOVE FIRST AND SECOND MORTGAGES, FOR AN EXERCISE PRICE OF $500,000. AT DECEMBER 31, 1995 THE WRAP MORTGAGES WERE SUBORDINATE TO APPROXIMATELY $137 MILLION OF FIRST MORTGAGE INDEBTEDNESS AND $83 MILLION OF SECOND MORTGAGE INDEBTEDNESS ON PROPERTIES WITH AN AGGREGATE NET BOOK VALUE OF $169 MILLION.

     7)   AT DECEMBER 31, 1995 THE FACE VALUE OF THE WRAP MORTGAGES WAS $468
          MILLION

          AND THE AMOUNT OF THE UNAMORTIZED DISCOUNT WAS $274 MILLION. ACCORDINGLY, THE WRAP MORTGAGES WERE ACQUIRED BY NPAEP AND PVPG AT A DISCOUNT TO THEIR FACE VALUE.

     8) IN 1997 NPAEP AND PVPG EXERCISED THEIR OPTION TO PURCHASE THE WRAP MORTGAGES FROM MLPG AND DELIVERED AN INTEREST-BEARING NOTE TO MLPG FOR THE OPTION PRICE. THE NOTE WAS FULLY PAID (WITH INTEREST) IN 2001.

NPAEP IS A PENNSYLVANIA LIMITED PARTNERSHIP OWNED BY NATIONAL PROPERTY MANAGEMENT CORPORATION ("NPMC") AND A 2004 GRANTOR TRUST, OF WHICH MR. LIPKIN'S TWO SONS ARE THE BENEFICIARIES. THEIR OWNERSHIP INTERESTS ARE 60% AND 40%, RESPECTIVELY. NPMC IS A NEVADA CORPORATION IN WHICH ED LIPKIN OWNS 100% OF THE STOCK. PVPG IS A PENNSYLVANIA LIMITED PARTNERSHIP OWNED 1% BY NPAEP AS GENERAL PARTNER, AND 99% BY MLPG AS LIMITED PARTNER. MR. LIPKIN WAS ABLE TO FINANCE THE ACQUISITION OF THE WRAPAROUND MORTGAGES FROM THE WORKING CAPITAL GENERATED FROM HIS AFFILIATED COMPANIES.

Item 2. We note from your response to comment 1 that you did not account for the forgiveness of debt by NPAEP and PVPG as a capital contribution since the terms of the partnership agreement prohibit such capital transactions. Please clarify your basis for concluding that the provision cited in your response to comment 1 governs the accounting for this transaction rather than footnote 1 of APB 26.

MANAGEMENT'S CONSIDERATION OF FOOTNOTE 1 TO APB 26 ADDRESSED NOT ONLY THE PROHIBITION IN THE NPAMLP PARTNERSHIP AGREEMENT, BUT ALSO THE TERMS OF THE RELATIONSHIP BETWEEN NPAMLP AND NPAEP. THE FOOTNOTE STATES THAT "EXTINGUISHMENT TRANSACTIONS BETWEEN RELATED PARTIES MAY IN ESSENCE BE CAPITAL TRANSACTIONS". NPAMLP AND NPAEP ARE RELATED PARTIES BY VIRTUE OF MR. LIPKIN'S POSITION AS PRESIDENT OF THE MANAGING GENERAL PARTNER OF NPAMLP AND HIS CONTROLLING INTEREST IN NPAEP AND PVPG. HOWEVER, IT IS IMPORTANT TO NOTE THAT NEITHER HE NOR ANY ENTITIES CONTROLLED BY HIM HAD ANY EQUITY INTEREST IN NPAMLP BEFORE THE FORGIVENESS AND THEY HAD NO SUCH INTEREST AFTER THE FORGIVENESS. MANAGEMENT BELIEVES THAT THE FOOTNOTE IS MEANT TO BE APPLIED ONLY IN SITUATIONS WHERE THE RELATED PARTIES HAVE COMMON EQUITY INTERESTS AND, ACCORDINGLY, IN THOSE INSTANCES, A DEBT EXTINGUISHMENT MAY EFFECTIVELY SERVE TO INCREASE THE EQUITY INVESTMENT OF THE FORGIVING PARTY. IT WOULD APPEAR ILLOGICAL TO CONSIDER FORGIVENESS AS A CAPITAL CONTRIBUTION WHERE SUCH ACTION DID NOT ENHANCE THE CREDITOR'S POTENTIAL RETURN AS A PARTNER.

Item 3. We read your response to comment 2. You disclose in Note 9 that the net amount of $5.6 million was forgiven in connection with the disposition of properties during the year which would suggest that the $2.2 million gain on forgiveness of debt in connection with the refinancing of your Lake Mary property is excluded from this amount. Please confirm to us that the $2.2 million gain in connection with your refinancing transaction is included in the $5.6 million gain disclosed in Note 9 and, if so, revise your disclosure in future filings to reflect this.

THE $5.6 MILLION GAIN DISCLOSED IN NOTE 9 (RELATING TO THE YEAR ENDED DECEMBER 31, 2004) INCLUDES THE $2.2 MILLION GAIN ON FORGIVENESS ARISING FROM THE REFINANCING OF THE LAKE MARY PROPERTY. THIS GAIN IS REPORTED IN THE STATEMENT OF OPERATIONS AS FORGIVENESS OF WRAPAROUND MORTGAGES PAYABLE ON DISPOSITION OF PROPERTIES AS A COMPONENT OF LOSS FROM CONTINUING OPERATIONS. IN FUTURE FILINGS, WHEN APPROPRIATE, THE LINE ITEM ON THE STATEMENT OF OPERATIONS FOR INCLUSION ON GAIN OR LOSS FROM CONTINUING OPERATIONS WILL BE CHANGED TO READ "FORGIVENESS OF WRAPAROUND MORTGAGES PAYABLE". THE DISCLOSURE IN THE RELATED FOOTNOTE DISCUSSING THE WRAPAROUND MORTGAGES WILL ALSO BE REVISED TO CLARIFY THE TYPE OF TRANSACTION GIVING RISE TO THE FORGIVENESS (I.E. REFINANCING AND/OR PROPERTY DISPOSITION).

Item 4. We note from your response to comment 2 that the gain from property dispositions during 2004 disclosed in Note 6 does not include gain on forgiveness of debt. Please confirm that you will revise your disclosure in future filings since your current disclosure suggests that the net gain on your property dispositions include the forgiveness of debt.

THE NET GAINS FROM THE DISPOSITION OF PROPERTIES DISCLOSED IN NOTE 6 INCLUDE THE GAINS FROM FORGIVENESS OF A PORTION OF THE WRAPAROUND MORTGAGES. AS NOTED IN OUR RESPONSE TO COMMENT 2 OF YOUR AUGUST 9, 2005 LETTER, THE DIFFERENCE BETWEEN THE $6,507,000 REPORTED IN NOTE 6 AND THE $5,894,000 REPORTED IN THE STATEMENT OF OPERATIONS REFLECTS THE SELLING EXPENSES INCURRED IN THE RELATED SALES TRANSACTIONS; THESE EXPENSES ARE NETTED AGAINST GAINS FOR FINANCIAL STATEMENT PURPOSES. HOWEVER, THE AMOUNT OF GAIN FROM DISPOSITION OF PROPERTIES REPORTED IN
NOTE 6 INADVERTENTLY DID NOT INCLUDE THE GAIN FROM THE FORGIVENESS OF WRAPAROUND MORTGAGES ARISING FROM THE TERMINATION OF THE CHESAPEAKE GROUND LEASE. IN FUTURE FILINGS, WE WILL CLARIFY THE COMPONENTS OF GAINS FROM DISPOSITION OF PROPERTIES DISCLOSED IN THE FOOTNOTES.

Item 5. We read your response to comment 2 as it relates to your reconciliation of the gain on property dispositions and forgiveness of debt for the year ended December 31, 2003. Since the gain on forgiveness of debt is $5.1 million, it would appear that you incurred a loss on disposition of properties (excluding the gain on debt forgiveness) of $2.9 million rather than a gain of $0.9 million as reported in your statement of operations. Please advise us further or show us how you will revise your financial statements in future filings.

THE TOTAL GAIN ON DISPOSITION OF PROPERTIES FOR THE YEAR ENDED DECEMBER 31, 2003 WAS $2.16 MILLION (COMPRISED OF THE $923,000 GAIN FROM OPERATIONS OF DISCONTINUED COMPONENTS AND THE $1,237,000 GAIN ON FORGIVENESS OF WRAPAROUND MORTGAGES PAYABLE REPORTED IN THE STATEMENT OF OPERATIONS) WHICH INCLUDES THE GAIN FROM FORGIVENESS OF WRAPAROUND MORTGAGES PAYABLE. THE $5.1 MILLION REPORTED IN FOOTNOTE 9 REFLECTS THE TOTAL REDUCTION IN WRAP MORTGAGES PAYABLE ARISING FROM THE DISPOSITION OF PROPERTIES. IN FUTURE FILINGS, THE FOOTNOTE DISCLOSURE RELATING TO THE WRAPAROUND MORTGAGES WILL DISCLOSE BOTH THE AMOUNT OF REDUCTIONS IN WRAPAROUND MORTGAGES ARISING FROM SALES PROCEEDS AND THE AMOUNT FROM DEBT FORGIVENESS, IF ANY.

MANAGEMENT RECOGNIZES THAT THE REPORTING IN THE STATEMENT OF OPERATIONS COULD BE MODIFIED TO PROVIDE MORE TRANSPARENCY. COMMENCING WITH THE REPORT ON FORM 10-Q FOR THE THREE AND SIXTH MONTH PERIODS ENDING JUNE 30, 2004, MANAGEMENT HAS REVISED ITS REPORTING OF RESULTS FROM DISCONTINUED OPERATIONS REPORTED IN THE STATEMENT OF OPERATIONS TO INCLUDE SEPARATE LINE ITEM DISCLOSURE OF THE GAINS OR LOSSES FROM OPERATIONS (OF THE DISCONTINUED COMPONENTS) , GAINS OR LOSSES FROM THE DISPOSITION OF PROPERTIES, AND GAINS FROM THE FORGIVENESS OF WRAPAROUND MORTGAGES PAYABLE ON DISPOSITION OF PROPERTIES.

Item 6. We read your response to comment 3. Please tell us how you considered the fifth bullet point in paragraph 9 of EITF 02-4 in light of your dependency on NPAEP and PVPG to forgive portions of your debt in connection with property dispositions. In addition, in considering the sixth bullet point in paragraph 9 tell us how you determined whether you could obtain funds from sources, other than existing creditors, at an effective interest rate equal to the current market rate for similar debt for a non-troubled debtor.

IN EVALUATING WHETHER NPAMLP WAS EXPERIENCING FINANCIAL DIFFICULTIES AS DESCRIBED IN THE MODEL OUTLINED IN PARAGRAPH 6 OF EITF 02-4, MANAGEMENT REVIEWED THE INDICATORS IN PARAGRAPH 9 THEREOF AND CONCLUDED THAT NPAMLP WAS NOT EXPERIENCING FINANCIAL DIFFICULTY. SPECIFICALLY, NPAMLP'S ESTIMATES AND PROJECTIONS INDICATED THAT CASH FLOWS WERE SUFFICIENT TO MEET ITS DEBT SERVICE REQUIREMENTS. IN ADDITION MANAGEMENT BASED ITS ANALYSIS OF THE SIXTH BULLET POINT OF PARAGRAPH 9 ON NPAMLP'S HISTORY OF SUCCESSFULLY REFINANCING THE THIRD PARTY UNDERLYING INDEBTEDNESS WITH VARIOUS CREDITORS.

FINALLY, MANAGEMENT RESPECTFULLY DISAGREES WITH THE STAFF'S COMMENT THAT PROPERTY SALES ARE "DEPENDENT" ON NPAEP'S FORGIVENESS OF A PORTION OF THE WRAP MORTGAGE. A SALE IS DEPENDENT ON THE RELEASE OF THE LIEN (WHICH NPAEP IS LEGALLY OBLIGATED TO DO), BUT NOT ON THE FORGIVENESS OF THE BALANCE OF THE WRAP MORTGAGE REMAINING AFTER THE APPLICATION OF SALES PROCEEDS. NPAEP'S DECISION TO FORGIVE A PORTION OF THE WRAP INDEBTEDNESS IS INDEPENDENT OF - AND NOT A NECESSARY CONDITION OF - A SALE OF A PROPERTY.

Item 7. We read your response to comment 5 and reissue our prior comment 5 in part. Please provide us with a fair value computation of your wraparound mortgage debt associated with the Lake Mary property at the time of extinguishment (forgiveness) that results in an unamortized discount of $11.5 million at December 31, 2004. In your response, please also tell us how you evaluated paragraphs 13 and 14 of APB 21 when determining to use an interest rate of 12%.

THE FAIR VALUE COMPUTATION OF THE WRAPAROUND MORTGAGE DEBT ON THE LAKE MARY PROPERTY IS DETAILED ON THE ATTACHED SCHEDULE. PLEASE NOTE THAT THE UNAMORTIZED DISCOUNT IN THE AMOUNT OF $11.5 MILLION REPRESENTED THE BALANCE AT DECEMBER 31, 2003, THE DATE PRIOR TO THE FORGIVENESS (REFER TO OUR RESPONSE TO ITEM 5 IN OUR AUGUST 23, 2005 RESPONSE).

IN DETERMINING THE INTEREST RATE TO UTILIZE IN OUR COMPUTATION OF THE FAIR VALUE OF THE WRAPAROUND MORTGAGES IN ACCORDANCE WITH PARAGRAPHS 13 AND 14 OF APB 21, NPAMLP CONSIDERED THE FOLLOWING FACTORS: THE PRIME RATE; THE AVERAGE RATE FOR THE THIRD PARTY UNDERLYING INDEBTEDNESS ON NPAMLP PROPERTIES; THE MARKET INTEREST RATE FOR SECOND AND THIRD MORTGAGES (INCLUDING THE RATE ON THE THIRD PARTY UNDERLYING SECOND MORTGAGES); AS WELL AS THE RESTRICTIVE COVENANTS INCLUDED IN THE WRAPAROUND MORTGAGE I.E. THAT THE WRAPAROUND MORTGAGE HOLDER DID NOT HAVE THE ABILITY TO FORECLOSE ON ITS LIEN UNTIL 2013. MANAGEMENT CONCLUDED THAT 12% WAS AN APPROPRIATE INTEREST RATE TO UTILIZE IN DETERMINING FAIR VALUE SINCE PREVAILING MARKET RATES FOR A FIRST MORTGAGE WERE AROUND 8% - 9%, DEPENDING ON THE TYPE OF COLLATERAL AND CREDIT RATING OF THE TENANTS UNDER LEASE. IN ADDITION, GIVEN THAT THE WRAPAROUND MORTGAGE WAS GENERALLY IN A THIRD LIEN POSITION, IT WAS AFFORDED A HIGHER LEVEL OF RISK AND CONSEQUENTLY A HIGHER INTEREST RATE.

We believe that the foregoing is fully responsive to your most recent inquiries. However if it would be helpful, management is prepared to participate in a telephone conference call or to meet with the staff to further clarify our responses or to answer any questions of the staff regarding NPAMLP and the issues detailed in the staff's comments.

NPAMLP understands that it is responsible for the adequacy and accuracy of the disclosure in its filings. NPAMLP acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filings of NPAMLP and that NPAMLP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                           Sincerely,


                                                           /s/ David Simon
                                                           ---------------------
                                                           David Simon
                                                           Vice President


cc: Peter Fridirici, Esquire
    Asher & Company, Ltd.

ATTACHMENT TO ITEM 7

                                                              INTEREST
                                                               (NON-          DISCOUNT      UNAMORTIZED   BALANCE       BALANCE
YEAR      PAYMENT    INTEREST     PRINCIPAL      BALANCE     DISCOUNTED)    AMORTIZATION     DISCOUNT      WRAP 1        WRAP 2
----      -------    --------     ---------      -------     -----------    ------------    -----------    ------        ------
1996             0                              7,668,754                                   14,824,774    9,068,101    10,089,680
1997       919,440    920,251          (811)    7,669,565        682,835        237,416     14,587,359    8,831,496    10,089,680
1998       919,440    920,348          (908)    7,670,473        664,167        256,181     14,331,178    8,576,223    10,089,680
1999       919,440    920,457        (1,017)    7,671,490        644,021        276,436     14,054,742    8,300,804    10,089,680
2000       919,440    920,579        (1,139)    7,672,628        622,285        298,294     13,756,448    8,003,649    10,089,680
2001       919,440    920,715        (1,275)    7,673,904        598,834        321,881     13,434,567    7,683,044    10,089,680
2002        76,620    920,868      (844,248)    8,518,152         48,787        872,081     12,562,486    7,655,211    10,089,680
2003         4,705  1,022,178    (1,017,473)    9,535,625          4,705      1,017,473     11,545,012    7,655,211    10,089,680
                                                             -----------                    ----------    ---------    ----------
2004     3,660,769  1,144,275     2,516,494     7,019,131        440,227        704,048     10,840,964    4,434,669    10,089,680
                                                             -----------                    ----------    ---------    ----------
2005       919,440    842,296        77,144     6,941,987        181,343        660,953     10,180,011    3,683,030    10,089,680
2006       919,440    833,038        86,402     6,855,586        180,271        652,768      9,527,244    2,899,988    10,089,680
2007       919,440    822,670        96,770     6,758,816        179,154        643,516      8,883,728    2,084,232    10,089,680
2008       919,440    811,058       108,382     6,650,434        177,991        633,067      8,250,661    1,234,393    10,089,680
2009       919,440    798,052       121,388     6,529,046        176,779        621,273      7,629,387      349,049    10,089,680
2010       919,440    783,485       135,955     6,393,091        175,516        607,969      7,021,418            0     9,522,666
2011       919,440    767,171       152,269     6,240,822        174,201        592,970      6,428,448            0     8,603,226
2012       919,440    748,899       170,541     6,070,281        172,831        576,068      5,852,380            0     7,683,786
2013     6,798,715    728,434     6,070,281             0        171,403      5,852,380              0            0     6,764,346

                           WRAP
                         BALANCE,
YEAR         TOTAL          NET
----         -----          ---
1996       19,157,781    4,333,007
1997       18,921,176    4,333,817
1998       18,665,903    4,334,725
1999       18,390,484    4,335,742
2000       18,093,329    4,336,881
2001       17,772,724    4,338,157
2002       17,744,891    5,182,405
2003       17,744,891    6,199,879
2004       14,524,349    3,683,385
2005       13,772,710    3,592,699
2006       12,989,668    3,462,424
2007       12,173,912    3,290,184
2008       11,324,073    3,073,412
2009       10,438,729    2,809,342
2010        9,522,666    2,501,248
2011        8,603,226    2,174,778
2012        7,683,786    1,831,406
2013        6,764,346    6,764,346

     Total Payments                    22,493,529
     NPV @ 12 %                         7,668,754
     Imputed Interest                  14,824,774